QuickLinks -- Click here to rapidly navigate through this document

STRATUS SERVICES GROUP, INC.
500 Craig Road, 2nd Floor
Manalapan, New Jersey 07726

July 1, 2004

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Paul Fisher and Elaine Wolff

Re:
Post-Effective Amendment No. 1, filed on June 14, 2004, to
Stratus Services Group, Inc. Registration Statement on Form S-1
(File No. 333-108356)

Ladies and Gentlemen:

        Stratus Services Group, Inc. hereby requests consent to the withdrawal of the above-mentioned Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the "Post-Effective Amendment") pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, effective upon the date of filing of this letter with the Securities and Exchange Commission. This request relates only to the Post-Effective Amendment and not to the underlying Registration Statement, as previously declared effective by the Securities and Exchange Commission. The Company filed the Post-Effective Amendment to eliminate the effects of a proposed reverse stock split that was contemplated by the original Registration Statement and the pre-effective amendments thereto. Elimination of the proposed reverse stock split resulted in a number of shares of Common Stock being offered by the Company that is greater than the number of shares that the Company is authorized to issue under its Certificate of Incorporation. Accordingly, application is being made to withdraw the Post-Effective Amendment. We hereby confirm that no securities have been issued or sold under or pursuant to the Post-Effective Amendment.

Very truly yours,
STRATUS SERVICES GROUP, INC.
By:	Joseph E. Raymond, President

QuickLinks

STRATUS SERVICES GROUP, INC. 500 Craig Road, 2nd Floor Manalapan, New Jersey 07726 July 1, 2004